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Exhibit 99.1

English Summary of the Key Terms of the
Shareholders' Agreement dated as of March 8, 2005,
between Développements Orano Inc ("Orano") and Metro Inc ("Metro")

  (i)
  Metro holds a pre-emptive right to participate in new issues of shares at the price of the issue, on a pro rata basis of the shares held and upon a 3 business day notice to maintain its then existing equity ownership percentage of Alimentation Couche-Tard Inc. (the "Company");

  (ii)
  Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; The representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie;

  (iii)
  Metro and Orano have undertaken not to sell or transfer directly or indirectly the shares of the Company held by them without the other party's prior written consent;

  (iv)
  Metro and Orano each hold a reciprocal right of first offer on the sale or transfer of shares held by the other, subject to certain conditions; and

  (v)
  Metro and Orano each hold a reciprocal right of first refusal on a third party offer for the sale and transfer of the shares of the Company held by the other, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin and Jacques D'Amours).

  (vi)
  This Shareholders' Agreement will terminate if either Metro or Orano holds less than 5% of the issued and outstanding share capital of the Company on a fully diluted basis.

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Exhibit 99.1